EXHIBIT (12)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twelve
	Months Ended
	September 30, 2009

Income before provision for income taxes and fixed charges (Note A)	$115,061,555

Fixed charges:
Interest on long-term debt	$41,022,782
Interest on short-term debt	1,749,160
Interest on note payable to securitization trust	4,250,000
Other interest	(170,532)
Rental expense representative of an interest factor (Note B)	6,731,433

Total fixed charges	$53,582,843

Ratio of earnings to fixed charges	2.15	X

NOTE A:

For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes and by the sum of fixed charges as shown above.

NOTE B:	One-third of rental expense (which approximates the interest factor).